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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1

Enstar Group Limited
(Name of Issuer)
Ordinary Shares, par value $0.0125 per share
(Title of Class of Securities)
G3075 P101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075 P101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Trident II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,257,352 (a)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

1,257,352

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,257,352

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.4%(a)

12.	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of Enstar Group Limited, the voting power of Ordinary Shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the Ordinary Shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of Ordinary Shares under the bye-laws of Enstar Group Limited.

CUSIP No.	G3075 P101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Trident Capital II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,257,352 (a)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

1,257,352

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,257,352

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.4%(a)

12.	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of Enstar Group Limited, the voting power of Ordinary Shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the Ordinary Shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of Ordinary Shares under the bye-laws of Enstar Group Limited.

CUSIP No.	G3075 P101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marsh & McLennan Capital Professionals Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,943 (a)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

35,943

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,943

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.3%(a)

12.	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of Enstar Group Limited, the voting power of Ordinary Shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the Ordinary Shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of Ordinary Shares under the bye-laws of Enstar Group Limited.

CUSIP No.	G3075 P101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marsh & McLennan Employees’ Securities Company, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		37,941 (a)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

37,941

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,941

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.3%(a)

12.	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of Enstar Group Limited, the voting power of Ordinary Shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the Ordinary Shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of Ordinary Shares under the bye-laws of Enstar Group Limited.

CUSIP No.	G3075 P101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stone Point Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,293,295 (a)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,293,295

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.7%(a)

12.	TYPE OF REPORTING PERSON

PN
(a) Under the bye-laws of Enstar Group Limited, the voting power of Ordinary Shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the Ordinary Shares beneficially owned by such person. The filing person disclaims any responsibility for the effects resulting from any adjustment to voting power of Ordinary Shares under the bye-laws of Enstar Group Limited.

ITEM 1(a) NAME OF ISSUER:
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
ITEM 2(a) NAMES OF PERSON FILING:
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
ITEM 2(c) CITIZENSHIP:
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
ITEM 2(e) CUSIP NUMBER:
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
ITEM 10. CERTIFICATION.
SIGNATURE
EX-99.A: LIMITED POWER OF ATTORNEY
EX-99.B: JOINT FILING AGREEMENT

CUSIP NO. G3075 P101
ITEM 1(a) NAME OF ISSUER:
     Enstar Group Limited (the “Company”)
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
18 Queen Street, Windsor Place
3rd Floor, P.O. Box HM 2267
Hamilton, HM JX Bermuda
ITEM 2(a) NAMES OF PERSON FILING:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
Stone Point Capital LLC
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands
For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
ITEM 2(c) CITIZENSHIP:
Trident II, L.P. — Cayman Islands
Trident Capital II, L.P. — Cayman Islands
Marsh & McLennan Capital Professionals Fund, L.P. — Cayman Islands
Marsh & McLennan Employees’ Securities Company, L.P. — Cayman Islands
Stone Point Capital LLC — United States
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
     Ordinary Shares
ITEM 2(e) CUSIP NUMBER:
     G3075 P101
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
     Not applicable.

ITEM 4. OWNERSHIP
     Trident II, L.P. (“Trident II”) is the direct beneficial owner of 1,257,352 ordinary shares of the Company (“Ordinary Shares”).
     The sole general partner of Trident II is Trident Capital II, L.P. (“Trident GP”). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is Stone Point Capital LLC (“Stone Point”), and the members of Stone Point are Charles A. Davis, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has authority delegated to it by Trident GP to exercise voting rights of Ordinary Shares on behalf of Trident II but does not have any power with respect to disposition of Ordinary Shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.
     The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Messrs. Davis, Carey and Wermuth and Ms. Hartzband).
     Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.
     Marsh & McLennan Capital Professionals Fund, L.P. (“Trident PF”) and Marsh & McLennan Employees’ Securities Company, L.P. (“Trident ESC”) have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in the Company in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 73,884 Ordinary Shares directly held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to be beneficially own 1,257,352 Ordinary Shares directly held by Trident II. Trident II disclaims beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident II.
     The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Stone Point has been granted a limited power of attorney by the sole general partner of Trident ESC which, among other things, gives Stone Point authority to execute this filing on behalf of Trident ESC. A copy of this power of attorney is attached as Exhibit A hereto.

     Trident II, Trident PF and Trident ESC are parties to a registration rights agreement which grants such parties certain registration rights with respect to the Ordinary Shares held by such shareholders. The registration rights agreement is filed as Exhibit 10.1 of the Company’s Form 8-K12B filed with the Securities and Exchange Commission on January 31, 2007.
     The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     Not Applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
     Not Applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     See Exhibit B.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.
ITEM 10. CERTIFICATION.
(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 5, 2009

TRIDENT II, L.P. By: Trident Capital II, L.P., its sole general partner By: CD Trident II, LLC, a general partner
By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Vice President

TRIDENT CAPITAL II, L.P. By: CD Trident II, LLC, a general partner
By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Vice President

STONE POINT CAPITAL LLC
By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Principal

MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P. By: Stone Point GP Ltd., its sole general partner
By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

MARSH & MCLENNAN EMPLOYEES’ SECURITIES COMPANY, L.P. By: Marsh & McLennan GP I, Inc., its sole general partner By: Stone Point Capital LLC, agent/attorney-in-fact
By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Principal